FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of the Revised Forecast of Consolidated Financials for FY2024 (IFRS)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 30, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release
Notice of the Revised Forecast of Consolidated Financials for FY2024 (IFRS)
OSAKA, Japan, January 30, 2025 – Takeda (TSE:4502/NYSE:TAK) today announced the revised forecast of the full year consolidated financials for the fiscal year ending March 31, 2025 (FY2024), as below.

1.Revised Forecast for Full Year Consolidated Financials for the Fiscal Year Ending March 31, 2025
(millions JPY)

	Revenue	Operating profit	Profit before income taxes	Net profit attributable to owners of the Company	Basic earnings per share
Previous Forecast (A)*	4,480,000	265,000	93,000	68,000	43.03 JPY
Revised Forecast (B)	4,590,000	344,000	162,000	118,000	74.68 JPY
Discrepancy (B-A)	110,000	79,000	69,000	50,000	―
Change %	2.5%	29.8%	74.2%	73.5%	―
* Announced on October 31, 2024.
(millions JPY)

	Core Revenue	Core Operating Profit	Core EPS
Previous Forecast (A)*	4,480,000	1,050,000	456 JPY
Revised Forecast (B)	4,590,000	1,150,000	507 JPY
Discrepancy (B-A)	110,000	100,000	―
Change %	2.5%	9.5%	―
* Announced on October 31, 2024.

(Note) For the definition of Core financial measures, please refer to the “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix attached to the Earnings Report.

2.Reasons for Revision
Takeda expects FY2024 revenue to be JPY 4,590.0 billion, an increase of JPY 110.0 billion, or 2.5%, from the previous forecast. This is primarily attributable to continued slower than anticipated generic erosion of VYVANSE in the U.S. and other business momentum as well as favorable overall changes in the assumptions of foreign exchange rates.
The Core Revenue forecast has been revised in the same way as the Revenue forecast.

Operating Profit is expected to increase by JPY 79.0 billion, or 29.8%, from the previous forecast to JPY 344.0 billion, primarily reflecting the positive impact from VYVANSE and R&D savings. This increase is partially offset by an impact from implementation of accounting process to recognize accumulated foreign currency impact of inventories*.
Core Operating Profit, which excludes impacts unrelated to the underlying trends and business performance of Takeda's core operations, is expected to be JPY 1,150.0 billion, an increase of JPY 100.0 billion, or 9.5%.
* This resulted in JPY 29.9 billion of adjustment to cost of sales recorded in the quarter ended December 31, 2024, including one-time recognition of JPY 26.1 billion for outstanding balances related to previous quarters of FY2024 and previous fiscal years.

Net Profit for the Year (attributable to owners of the Company) is expected to be JPY 118.0 billion, an increase of JPY 50.0 billion, or 73.5%, from the previous forecast. Profit Before Tax is expected to increase by JPY 69.0 billion, or 74.2%, to JPY 162.0 billion, reflecting the increase in Operating Profit. The assumption for the effective tax rate is unchanged at approximately 27%.
Reported EPS is expected to be JPY 74.68, an increase of JPY 31.65, or 73.5%, and Core EPS is expected to be JPY 507, an increase of JPY 50, or 11.0%.

3.Management Guidance for the Fiscal Year Ending March 31, 2025
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance. The full year management guidance for the fiscal year ending March 31, 2025 (FY2024) has been revised from the previous management guidance announced on October 31, 2024, as follows:
CER % Change

	Previous Management Guidance (October 31, 2024)	Revised Management Guidance (January 30, 2025)
Core Revenue	Flat to slightly increasing	Low-single-digit % increase
Core Operating Profit	Mid-single-digit % decline	Low-single-digit % increase
Core EPS	Approx 10% decline	Flat to slightly declining

About Takeda
Takeda is focused on creating better health for people and a brighter future for the world. We aim to discover and deliver life-transforming treatments in our core therapeutic and business areas, including gastrointestinal and inflammation, rare diseases, plasma-derived therapies, oncology, neuroscience and vaccines. Together with our partners, we aim to improve the patient experience and advance a new frontier of treatment options through our dynamic and diverse pipeline. As a leading values-based, R&D-driven biopharmaceutical company headquartered in Japan, we are guided by our commitment to patients, our people and the planet. Our employees in approximately 80 countries and regions are driven by our purpose and are grounded in the values that have defined us for more than two centuries. For more information, visit www.takeda.com.

Contacts

Investor Relations Christopher O’Reilly christopher.oreilly@takeda.com +81 (0) 3-3278-2543	Media Relations Brendan Jennings brendan.jennings@takeda.com +81 (0) 80-2705-8259 (Outside Japan business hours) Media_relations@takeda.com

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this press release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
The product names appearing in this document are trademarks or registered trademarks owned by Takeda, or their respective owners.
Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could”, “anticipates”, “estimates”, “projects”, “forecasts”, “outlook” or similar expressions or the negative thereof. These forward-looking statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those expressed or implied by the forward-looking statements: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; challenges inherent in new product development, including uncertainty of clinical success and decisions of regulatory authorities and the timing thereof; uncertainty of commercial success for new and existing products; manufacturing difficulties or delays; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the impact of health crises, like the novel coronavirus pandemic; the success of our environmental sustainability efforts, in enabling us to reduce our greenhouse gas emissions or meet our other environmental goals; the extent to which our efforts to increase efficiency, productivity or cost-savings, such as the integration of digital technologies, including artificial intelligence, in our business or other initiatives to restructure our operations will lead to the expected benefits; and other factors identified in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange Commission, available on Takeda’s website at: https://www.takeda.com/investors/sec-filings-and-security-reports/ or at www.sec.gov. Takeda does not undertake to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results or statements of Takeda in this press release may not be indicative of, and are not an estimate, forecast, guarantee or projection of Takeda’s future results.

Financial Information and Non-IFRS Measures
Takeda’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).
This press release and materials distributed in connection with this press release include certain financial measures not presented in accordance with IFRS, such as Core Revenue, Core Operating Profit, Core Net Profit for the year attributable to owners of the Company, Core EPS, Constant Exchange Rate (“CER”) change, Net Debt, Adjusted Net Debt, EBITDA, Adjusted EBITDA, Free Cash Flow and Adjusted Free Cash Flow. Takeda’s management evaluates results and makes operating and investment decisions using both IFRS and non-IFRS measures included in this press release. These non-IFRS measures exclude certain income, cost and cash flow items which are included in, or are calculated differently from, the most closely comparable measures presented in accordance with IFRS. Takeda’s non-IFRS measures are not prepared in accordance with IFRS and such non-IFRS measures should be considered a supplement to, and not a substitute for, measures prepared in accordance with IFRS (which we sometimes refer to as “reported” measures). Investors are encouraged to review the definitions and reconciliations of non-IFRS measures to their most directly comparable IFRS measures, which are in the Financial Appendix appearing at the end of our investor presentation of our Q3 FY2024 financial results (available at www.takeda.com/investors).
The usefulness of Core Financial Measures to investors has significant limitations including, but not limited to, (i) they are not necessarily identical to similarly titled measures used by other companies, including those in the pharmaceutical industry, (ii) they exclude financial information and events, such as the effects of non-cash expenses such as dispositions or amortization of intangible assets, that some may consider important in evaluating Takeda’s performance, value or prospects for the future, (iii) they exclude items or types of items that may continue to occur from period to period in the future (however, it is Takeda’s policy not to adjust out normal, recurring cash operating expenses necessary to operate our business) and (iv) they may not include all items which investors may consider important to an understanding of our results of operations, or exclude all items which investors may not consider to be so.

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